Exhibit 12.7

Illinois Power Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2004 (1)	2005	2006	2007		2008
Net income from continuing operations	$137,538	$97,039	$56,659	$25,780		$4,970
Add- Taxes based on income	87,591	65,171	37,246	15,341		4,746

Net income before income taxes	225,129	162,210	93,905	41,121		9,716
Add- fixed charges:
Interest on long term debt	112,616	41,028	46,167	69,085	(2)	91,143	(2)
Estimated interest cost within rental expense	1,696	1,290	205	234		701
Amortization of net debt premium, discount, expenses and losses	18,772	2,315	3,537	8,454		8,922

Total fixed charges	133,084	44,633	49,909	77,773		100,766

Earnings available for fixed charges	358,213	206,843	143,814	118,894		110,482

Ratio of earnings to fixed charges	2.69	4.63	2.88	1.52		1.09

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,294	2,294	2,294	2,294		2,294
Adjustment to pre-tax basis	1,461	1,542	1,508	1,365		2,191

	3,755	3,836	3,802	3,659		4,485

Combined fixed charges and preferred stock dividend requirements	$136,839	$48,469	$53,711	$81,432		$105,251

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.61	4.26	2.67	1.46		1.04

(1) Ameren Corporation purchased Illinois Power Company on September 30, 2004, amounts include combined predecessor and successor financial information.

(2) Includes FIN 48 interest expense